Exhibit 99.1
Bank of Montreal to Redeem Class B Preferred Shares Series 4
TORONTO, July 24, 2007 — Bank of Montreal today announced that on August 27, 2007, it will redeem all of its Non-Cumulative Class B Preferred Shares Series 4. The redemption price, as provided for in the terms of the issue, is $25.00 per share, together with declared and unpaid dividends to the date of redemption. As the normal quarterly dividend is due on August 25, 2007, the Bank has declared a 2-day stub dividend of $0.006575 per Series 4 share. This results in a total redemption price of $25.006575 per Series 4 share.
Formal notice will be issued to shareholders in accordance with the share conditions. The redemption of the Series 4 shares has been approved by the Office of the Superintendent of Financial Institutions and is part of the Bank’s ongoing management of its Tier 1 capital.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $357 billion as at April 30, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial clients in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Lucie Gosselin, Montreal, lucie.gosselin@bmo.com, 514-877-1101
Investor Relations
Steven Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Krista White, Toronto, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com